SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Petrobras releases names of candidates for the Board of Directors and Fiscal Board indicated by non-controlling shareholders

Rio de Janeiro, April 10, 2013 – Petróleo Brasileiro S.A. – Petrobras announces that it has received the names of the candidates for the Board of Directors (CA) and Fiscal Board (CF) from a group of shareholders representing at least 0.5% (zero point five percent) of the company’s capital, as provided in CVM Instruction 481/09 and in accordance with the instructions contained in the Manual for Participation in Annual and Special Shareholders’ Meetings of April 29, 2013.

The candidates indicated for the above mentioned vacancies are:

Name of Candidate	Running for
Mauro Gentile Rodrigues da Cunha	Director indicated by minority common shareholders
Jorge Gerdau Johannpeter	Director indicated by preferred shareholders
Reginaldo Ferreira Alexandre	Fiscal Board member indicated by minority common shareholders
Mário Cordeiro Filho	Fiscal Board member indicated by minority common shareholders (substitute)
Walter Luis Bernardes Albertoni	Fiscal Board member indicated by preferred shareholders
Roberto Lamb	Fiscal Board member indicated by preferred shareholders (substitute)

Resumes of Candidates

DIRECTOR INDICATED BY MINORITY COMMON SHAREHOLDERS:

MAURO GENTILE RODRIGUES DA CUNHA, Brazilian, legally separated, consultant, RG (Identity Card) No. 404.399 MM, CPF (Individual Taxpayer Identification Number) No. 004.275.077-66, with office at Rua Joaquim Floriano 1120/101, São Paulo, SP. President of Amec – Association of Capital Market Investors – since April 2012. Previously, since 2010, he was responsible for the variable income area at Opus Gestão de Recursos, which manages investment funds worth approximately R$2bn in Brazil. Before this, he was a senior partner at Mauá Investimentos, also in charge of variable income funds (2007-2010). He was the Chief Investment Officer at Franklin Templeton Investimentos (Brazil) Ltda, and at its predecessor, Bradesco Templeton Asset Management (BTAM), since August 2001. BTAM was a joint venture between Banco Bradesco – Latin America’s biggest private financial institution – and Franklin Templeton – one of the biggest fund managers in the United States, and it merged with Franklin Templeton in July 2006. BTAM specialized in the management of active corporate governance funds, and managed assets of R$ 800m. Before joining BTAM, Mr. Cunha was a partner at Investidor Profissional, and a member of the Investment Committee of the main fund of that institution, IP-Participações. He also worked at Morgan Stanley Asset Management, Deutsche Morgan Grenfell, Bank of America Latin American Private Equity and Banco Pactual. He was chairman of the Board of Directors at IBCG – Brazilian Corporate Governance Institute from 2008 to 2010. He was a director at that institution for 7 years. Moreover, he has been actively engaged in corporate governance debates and in the reform of Brazil’s capital markets, and has been a director and Fiscal Board member of many publicly traded companies. He has held the title of CFA since 1997, in addition to an MBA from the University of Chicago. He has a bachelor’s degree in Economics from PUC-RJ.

DIRECTOR INDICATED BY PREFERRED SHAREHOLDERS:

JORGE GERDAU JOHANNPETER, Brazilian, natural of the city of Rio de Janeiro (RJ), married, attorney, domiciled at Av. Farrapos, nº 1.811, bairro Floresta, Porto Alegre (RS), CEP 90220-005, bearer of Identity Card No. 1001969201, issued by the Department of Public Safety of the State of Rio Grande do Sul - SSP/RS, and CPF No. 000.924.790-49. He has been a director since October 19, 2001 and is a director at Petrobras Distribuidora S.A. - BR. He was appointed member of the Remuneration and Succession Committee of our board of directors on October 15, 2007 and of the Environment Committee on December 22, 2011. Mr. Johannpeter is chairman of the board of directors at Gerdau, director of the Brazil Steel Institute - IABr and of the World Steel Association and is a member of the Economic and Social Development Council – CDES. He is also president of the federal government’s Chamber for Management, Performance and Competitiveness Policies. Mr. Johannpeter is also active in the area of non-profit organizations in the capacity of president of the council of the Quality and Productivity Program of Rio Grande do Sul State – PGQP, leader of the Brazil Competitive Movement – MBC, member of the Brazilian Quality Association – ABQ and of the decision-making council of Parceiros Voluntários. Mr. Johannpeter obtained a bachelor of law and a social sciences degree from the Federal University of Rio Grande do Sul - UFRGS at Porto Alegre, in 1961.

FISCAL BOARD MEMBER INDICATED BY MINORITY COMMOM

SHAREHOLDERS:

REGINALDO FERREIRA ALEXANDRE, Brazilian, economist, married, RG No. 8.781.281 and CPF No. 003.662.408-02, resident and domiciled at Rua Leonardo Mota, 66/122, São Paulo, SP. With 20 years of experience in the investment analysis area, as an analyst, coordinator, organizer and leader of analysis teams, he has held these positions successively at Citibank, Unibanco, BBA (currently Itaú-BBA) and Itaú Corretora de Valores. In addition, he worked as a corporate credit analyst (Citibank) and as a strategy consultant (Accenture) in corporate finance (Deloitte Touche Tohmatsu – experience that is now extended to ProxyCon Consultoria Empresarial). He is a member of the Accounting Pronouncement Committee (CPC) – agency that formulates Brazilian accounting standards – since its founding in 2005. Furthermore, he is a certified investment analyst (CNPI) and a CVM accredited securities manager. He is currently an Fiscal Board member at the following publicly traded companies:

Cremer S.A. (president of the Fiscal Board; elected in April 2011 and re-elected in April 2012); Paraná Banco S.A. (elected in April 2011 and re-elected in April 2012); Tecnisa S.A. (elected in April 2011 and re-elected in April 2012); Unipar S.A. (elected in April 2012); Bradespar S.A. (substitute; elected in April 2012); Grendene S.A. (substitute; elected in April 2012). He is a former member of the Fiscal Board of Tele Norte Celular Participações S.A., elected in April 2007. Former substitute Fiscal Board member of Companhia Siderúrgica Belgo-Mineira (currently Arcelor Mittal), elected in April 2004 and re-elected in April 2005. He is president of the Brazilian Association of Capital Market Analysts and Investment Professionals – APIMEC, São Paulo chapter, elected for the 2011-2012 period. He is a member of the Work Group established by the Federal Accounting Council (CFC) to supervise and provide suggestions on proposed changes to international accounting standards issued by the International Accounting Standards Board (IASB) and on the proposals of the International Financial Reporting Interpretations Committee (IFRIC).

SUBSTITUTE FISCAL BOARD MEMBER INDICATED BY COMMON

SHAREHOLDERS:

MÁRIO CORDEIRO FILHO. Professional career in the audit, controllership and financial areas at KPMG, CCR, Valspar Renner, Koppol Films, Grupo Itaú and Grupo Real. Fiscal Board member certified by the Brazilian Corporate Governance Institute – IBGC. Focal point of interaction with independent auditors, board of directors, Fiscal Board and audit council at publicly traded company for matters related to accounting, audit, internal controls and tax planning. Experience at publicly traded holding company with shares listed at BM&FBOVESPA’s Novo Mercado where he participated in work groups that promoted the going public of companies, initial public offerings, issuance of debentures, implementation of shared services center, company assessment and acquisition. Managed administrative/financial area of the industry covering treasury, accounting, controllership, tax, information technology, legal, credit and collection, accounts payable, HR and outsourced services. Experience in restructuring and implementation of controllership and logistics areas with productivity gains and cost reduction. Negotiated with BID and BNDES for the purposes of reorganization.  Prepared business plans, operating budgets, company evaluations – valuation, economic feasibility studies of investment projects and implementation of an Economic Value Added (EVA) based management model at publicly traded company. Specialist in international accounting (IFRS) and company evaluation (valuation). Worked with investor relations (IR) department in the presentation of results and assisting investment analysts.

FISCAL BOARD MEMBER INDICATED BY PREFERRED SHAREHOLDERS:

WALTER LUIS BERNARDES ALBERTONI, Brazilian, married, bachelor of law from the Law School of the Pontifical Catholic University of São Paulo in 1992, enrolled in Brazilian Bar Association/São Paulo chapter (OAB/SP) No. 123.283, with office at Rua Viradouro, 63/21, São Paulo, SP, Graduate Degree in Civil Procedural Law (PUCSP-COGEAE), Corporate Law and Tax Law (LLM Insper, formerly IBMEC-SP), Substitute Member of the National Financial System Resources Council, with over 20 (twenty) years of experience in civil, corporate and business-related issues. He participated in many operations (M&A), and carried out the analysis and prepared technical reports on corporate operations relevant for the Brazilian securities market. For roughly 8 (eight) years, he has worked as an outsourced legal consultant for the Capital Market Investors Association - AMEC, issuing technical reports and preparing institutional statements in defense of the rights and interests of minority shareholders.

SUBSTITUTE FISCAL BOARD MEMBER INDICATED BY PREFERRED SHAREHOLDERS:

ROBERTO LAMB, Brazilian, married, physicist, bearer of RG No. 300.421.290-2 SSP/RS, CPF No. 009.352.630-04, worked as head of the Fiscal Board at various Brazilian companies, including Marcopolo, Gerdau and AES Eletropaulo. He is currently head of the Fiscal Boards at AES Tiete and MARFRIG. He has a Master’s in Finance and is a Finance professor at the Federal University of Rio Grande do Sul (UFRGS); he authored the Brazilian version of the book “Fundamentals of Corporate Finance” by Ross, Westerfield and Jordan (Bookman, 2013, in press). He also wrote the editions of the guides of Best Practices for the Fiscal Board and Audit Council, both of which were edited by IBCG.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 10, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.